Aron S. Izower Direct Phone: +1 212 549 0393 Email: aizower@reedsmith.com	Reed Smith LLP 599 Lexington Avenue New York, NY 10022-7650 +1 212 521 5400 Fax +1 212 521 5450

September 24, 2007

Jeffrey Riedler, Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549-6010

  Re:
  Talecris Biotherapeutics Holdings Corp.
  Amendment No. 1 to Registration Statement on Form S-1
  File No. 333-144941

Dear Mr. Riedler:

        On behalf of Talecris Biotherapeutics Holdings Corp., we hereby transmit via EDGAR for filing with the Securities and Exchange Commission Pre-Effective Amendment No. 1 to the above-referenced Registration Statement. The Registration Statement has been revised in response to your comment letter dated August 23, 2007 and to reflect other changes. Concurrent with this transmission, we are providing to the Staff clean and blacklined copies of Amendment No. 1 to the Registration Statement.

        We also are providing from Talecris the following responses to the comment letter regarding the Registration Statement. To assist your review, we have retyped the text of the Staff's comments in bold face type. Please note that all references to page numbers in the responses refer to the page numbers of Amendment No. 1 to the Registration Statement.

General

1.
Please provide us proofs of all graphic, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note we may have comments regarding these materials.

  Talecris does not intend to include artwork in the prospectus. Should this intention change, Talecris will provide any artwork to the Staff for review prior to circulating any preliminary prospectus and acknowledges that the Staff will require adequate time to review the artwork.

2.
Please note that when you file a pre-effective amendment containing pricing-related information, we may have additional comments. As you are likely aware, you must file this amendment prior to circulating the prospectus.

  Talecris notes the Staff's comment and undertakes to provide the Staff for review a pre-effective amendment containing pricing-related information prior to circulating any preliminary prospectus. Talecris acknowledges that the Staff will require adequate time to review the information once it is provided.

3.
Please note that when you file a pre-effective amendment that includes your price range, it must be bona fide. We interpret this to mean your range may not exceed $2 if you price below $20 and 10% if you price above $20.

  Talecris notes the Staff's comment and undertakes consistent with the response to Comment 2 above to include in a pre-effective amendment a bona fide estimate of the range of the offering price for the common shares and the maximum number of common shares offered.

NEW YORK · LONDON · CHICAGO · PARIS · LOS ANGELES · WASHINGTON, D.C. · SAN FRANCISCO · PHILADELPHIA
PITTSBURGH · OAKLAND · MUNICH · ABU DHABI · PRINCETON · NORTHERN VIRGINIA · WILMINGTON
BIRMINGHAM · DUBAI · CENTURY CITY · RICHMOND · GREECE
r e e d s m i t h . c o m

Prospectus Summary, page 1

4.
The discussion of your company in the Prospectus Summary is eight pages long and contains much information that is identical to the disclosure in the Business section. The Instruction to Item 503(a) of Regulation S-K states that "[t]he summary should not merely repeat the text of the prospectus but should provide a brief overview of the key aspects of the offering. Carefully consider and identify those aspects of the offering that are the most significant and determine how best to highlight those points in clear, plain language." Please revise the Prospectus Summary in accordance with this Instruction.

  In response to the Staff's comment, Talecris has revised the Prospectus Summary on pages 1-5 to reduce the company discussion to five pages and highlight the most significant aspects of the offering.

5.
Please state the basis for your internal estimate that you rank second in the North American market with a 27% share of the combined product sales and contract manufacturing.

  Talecris has revised page 1 of the Prospectus Summary and page 111 of the Business section to state the basis for the statement cited in the Staff's comment. Talecris advises the Staff that each source also is listed below the Table of Contents in the prospectus.

  Talecris further advises that the Marketing Research Bureau publishes data related to the United States every year. For all other geographic markets, the Marketing Research Bureau publishes data every other year related to odd-numbered years. Thus, while United States plasma fractions market data exists for 2006, the only comparable worldwide market data currently available relates to 2005. To present North American market share for 2006 in the Prospectus Summary and Business section, Talecris applied a uniform growth rate against the Canadian 2005 data because that market historically is stable due to its fixed contractual supply arrangements.

  By comparison, if the reference cited in the Staff's comment was based upon 2005 data, then it would read that Talecris "ranked first in the North American market with a 30% share[.]" In other words, the 2005 data without internal estimates depicts Talecris in a more favorable light. Talecris opted to disclose the 2006 data because, although partially based upon internal estimates, the information is more current.

6.     Please state sources for the following statements:

  •
  "In 2005, we ranked third in the $7.0 billion global market with a 14% share of product sales" (page 1).

  •
  "Gamunex Immune Globulin Intravenous (Human) is one of the leading products in the IGIV market with a reputation as a premium product within the intravenous immune globulin, or IGIV, category" (page 1).

  •
  "Our second largest product, Prolastin Alpha 1 Proteinase Inhibitor (Human), ...has a 71% share of sales in the United States, a 78% share of sales in the European Union and a high degree of brand recognition within the alpha-1 proteinase inhibitor, or Al P1, category, which is one of the fastest growing categories of this industry" (page 1).

  •
  "The human plasma-derived products industry has demonstrated total sales growth at a compound annual rate of approximately 7% globally over the past 15 years with worldwide sales of approximately $7.0 billion in 2005. U.S. sales have grown at a compound annual rate of approximately 9% over the past 16 years with sales of $3.1 billion in 2006" (page 2).

  •
  "Significant consolidation over the past five years has reduced the number of major producers of plasma products to five companies, including us. Three companies, including us, currently collectively account for over 82% of U.S. sales" (page 2).

  •
  "We expect demand for plasma products to continue to grow at a compound annual rate of 6% to 8% for the next five to seven years."

  Talecris has revised pages 1 and 2 of the Prospectus Summary, page 104 of the Industry section, and pages 111 and 117 of the Business section to state the sources for, and update information related to, each statement cited in the Staff's comment. Talecris advises the Staff that each source also is listed below the Table of Contents in the prospectus.

7.
In the "R&D Pipeline" bullet point on page 4, please identify the products that are in clinical trials.

  Talecris respectfully submits that, consistent with the response to Comment 4 above, these products—with the exception of Plasmin—are not individually so significant to merit listing in the shortened Prospectus Summary. Talecris has provided the status of all potentially material clinical trials in its discussion of products in "—Research and Development" on pages 120-124 of the Business section.

8.
In the "Enhancing future growth through recombinant protein technologies" bullet point on page 4, please explain what "recombinant protein technologies" and "recombinant Plasmin" are. Also explain why these technologies are important to your business.

  Talecris has revised the cited bullet point on page 3 in response to the Staff's comment to briefly explain "recombinant protein technologies." Talecris respectfully submits that, consistent with the response to Comment 4 above, a more detailed discussion is not included in the shortened Prospectus Summary. Rather, Talecris has explained the importance of these technologies in the risk factor entitled "Our products face increased competition" on pages 16-17 and "—Recombinant Manufacturing" on page 109 of the Industry section.

9.
Please file as exhibits the agreements with Canadian Blood Services and Hema Quebec that are discussed on page 5, as well as any other material distribution agreements, and discuss their material terms in the Business section.

  Talecris acknowledges the Staff's comment and will respond as part of a pre-effective amendment consistent with Comment 60 below.

10.
In the "Project Management Expertise and Execution" bullet point on page 5, you state that you have "Project Management Expertise," you "consistently demonstrated a core competence in managing complex projects," you "successfully planned and executed the complex carve-out," you "successfully launched [your] Canadian and German entities," and you "effectively create[d] a stand-alone corporate entity with the business processes and controls necessary to drive profitable growth." Please explain the basis for these claims regarding your abilities and successes.

  Consistent with the response to Comment 4 above, Talecris has eliminated the quoted claims from the shortened Prospectus Summary.

11.
We note from the first and third full paragraphs on page 2 that while your industry has been growing in sales, plasma collections have been decreasing. Please expand the "Certain Risk Factors" discussion on pages 7-8 to state the following:

•
The industry's worldwide growth has been attributable not to increased sales volume but, rather, to price increases for plasma-derived products.

•
The first bullet point states you "may be unable to obtain adequate quantities of FDA-approved plasma." Please explain the factors that may prevent you from obtaining adequate quantities of FDA-approved plasma.

  •
  The last bullet point refers to your dependence on third-party suppliers. Please discuss the fact that the main "crucial suppl[y]" you need is plasma, and supply constraints have caused plasma collections to decrease during the past decade.

  •
  Explain how you are addressing the need to secure plasma supply and what problems you are experiencing.

  Also discuss each of the above issues in the Risk Factors section of the filing to the extent they are not already discussed.

  In response to the first bullet point of the Staff's comment, Talecris respectfully submits that the human plasma-derived products industry's sales growth, as with many industries, is a function of both volume and price. Over the more than 20-year developing period of the industry, sales volume has played an important role in worldwide growth. Talecris believes that for purposes of highlighting information in the Prospectus Summary, the significant point in this regard is that favorable pricing conditions during recent years may not continue. Talecris has revised page 5 of the Prospectus Summary to refer to this risk.

  In response to the remaining bullet points of the Staff's comment, Talecris has revised the Prospectus Summary on page 5 and expanded the risk factors entitled "Our financial performance is dependent upon third-party suppliers of FDA-approved source plasma" "We would become further supply-constrained and our financial performance would suffer...," and "Industry-wide disruptions could reduce the availability of FDA-approved source plasma..." on pages 12-15.

12.
Due to the constraints in the plasma supply, explain in the Prospectus Summary the extent to which you anticipate your future growth will be dependent on non-plasma-derived products. For example, you discuss recombinant protein technologies at the bottom of page 4. In view of the constraints in the plasma supply, is this technology crucial to your competitiveness? Why or why not? Please revise your Prospectus Summary to explain.

  In response to the Staff's comment, Talecris advises that it currently does not anticipate near-term future growth or competitiveness will be dependent on non-plasma-derived products. Talecris therefore respectfully submits that, consistent with the response to Comment 4 above, no revisions to the Prospectus Summary are necessary. Talecris has revised "—Competitive Strengths" on page 112 of the Business section to clarify that in the long-term, the ability to produce human protein therapies by recombinant means may expand Talecris' opportunities to produce additional products in the future.

13.
We note from the "Realize operating leverage" bullet point on page 6 that since a significant portion of your costs are fixed, an increase in volume can contribute "significant additional profit." Please balance this disclosure with a discussion of the difficulties supply constraints may cause in your efforts to increase your volume in the future.

  Talecris has revised the risk factor entitled "We would become further supply-constrained and our financial performance would suffer..." on pages 12-13 in response to the Staff's comment.

14.
Please briefly describe in the Prospectus Summary the terms of the 2005 acquisition of your current business from Bayer, including the purchase price, the forms of consideration and the amount and sources of all cash used to finance the purchase. Also disclose the financings that occurred in December 2006 and the uses of the indebtedness incurred at that time.

  Talecris respectfully submits that, consistent with Comment 4 above, the historical information cited in the Staff's comment are not significant to understanding Talecris' present operations and condition as to necessitate more extensive description than already exists in the Prospectus Summary. Rather, Talecris believes the existing disclosure in "—Company History" on pages 128-129 of the Business section suitably conveys information about the 2005 acquisition while various parts of the Management's Discussion and Analysis suitably convey information about the 2006 financings.

Summary Financial Data, page 12

15.
Please show the balance sheet items as adjusted for the application of the proceeds of the offering. This will inform investors the amount of proceeds being used to pay indebtedness and the amount of indebtedness that will remain after the application of the proceeds.

  Talecris has revised the Summary Financial Data table on page 9 to add a pro forma balance sheet column. Consistent with the response to Comment 2 above, Talecris will provide the information requested in the Staff's comment in a pre-effective amendment.

Risk Factors

16.
If the development of recombinant plasma products is crucial to the company's ability to address the plasma supply problem and to remain competitive, please provide a separate and prominent business-related risk factor discussing its importance and the difficulties you are facing in creating recombinant plasma products.

  Plasma supply constraints, which are independent of Talecris' efforts in recombinant technology, represent a near-term risk that already is described on pages 12-13 of the Risk Factors. Additionally, in response to the Staff's comment, Talecris has expanded the risk factors entitled "Our products face increased competition" and "We may not be able to commercialize products in development" beginning on pages 16 and 28 respectively.

We would become further supply-constrained and our financial..., page 15

17.
Please divide this risk factor into three: one discussing the risks of relying on third-party plasma centers, one discussing the issues involved in operating your own plasma centers, and one discussing the industry-wide disruptions.

  In response to the Staff's comment, Talecris has divided this risk factor into three distinct ones entitled "Our financial performance is dependent upon third-party suppliers of FDA-approved source plasma" "We would become further supply-constrained and our financial performance would suffer...," and "Industry-wide disruptions could reduce the availability of FDA-approved source plasma..." on pages 12-15.

18.
We note that you obtained approximately 31% of your plasma in 2006 from a major competitor.

•
Please identify the competitor in the risk factor, file the agreement as an exhibit to your registration statement, and discuss the agreement's material terms in your Business section.

•
Please disclose the percentage of plasma derived from competitors during the interim period ending on June 30, 2007.

  In response to the first bullet point of the Staff's comment, Talecris will provide competitor's name, file the relevant agreement, and discuss the material terms in a pre-effective amendment to the registration statement. The agreement contains certain confidentiality provisions for which Talecris must provide notice prior to public disclosure of the information requested in the Staff's comment.

  In response to the second bullet point of the Staff's comment, Talecris has revised the risk factor now entitled "Our financial performance is dependent upon third-party suppliers..." on page 12.

19.
We note from the last paragraph on page 16 that "existing plasma supply constraints have limited [your] ability to meet global customer demand and have resulted in lower sales and market share." Although it is evident how the constraints would reduce the sales of all companies in the industry, including your company, please clarify why these constraints also reduce your market share. For example, do the constraints hamper your operations more than they hamper those of your competitors? Why?

  Talecris has revised the risk factor now entitled "Industry-wide disruptions could reduce the availability..." on pages 14-15 in response to the Staff's comment.

Our products face increased competition, page 17

20.
Please identify the two companies that launched liquid IGIV products, the producers of two more liquid products that are currently seeking approval, the two companies that received licenses for products that compete with Al PI, the third company that received marketing authorization in Spain, the competitor that is completing clinical trials for licensure in the U.S. and Europe, the two companies that are in early stages of development for a recombinant form of, API, the names of all of the above competing products, and the names of the two RhD hyperimmune globulins for intravenous administration that are now approved for use to treat ITP.

  Talecris has revised this risk factor on page 16 in response to the Staff's comment.

If our Clayton facility or other major facilities..., page 22

21.
Please disclose the amount of your insurance coverage for your Clayton facility.

  Talecris has revised this risk factor on page 21 in response to the Staff's comment.

We purchase nearly all of our specialty plasma used for the production..., page 22

22.
Please identify the two companies that supply nearly all of your specialty plasma.

  Talecris has revised this risk factor on page 22 in response to the Staff's comment.

23.
We note that both of the two companies have announced that they are selling, or evaluating a sale of, their businesses. Please state which of these two descriptions applies to each company. Identify the buyer of the company who has announced a sale.

  Talecris has revised this risk factor on page 21 in response to the Staff's comment.

Product liability lawsuits against us could cause us to incur substantial..., page 23

24.   Please state the amount of your liability insurance coverage.

  Talecris has revised this risk factor on page 23 in response to the Staff's comment.

We seek to obtain and maintain protection for the intellectual property..., page 27

25.
To the extent you are aware that you have any intellectual property that is being infringed upon or that you have been notified of a third party's belief that you are infringing on their intellectual property, please revise this risk factor or "We may infringe or be alleged to infringe..." on page 28, as applicable, to disclose the situation and potential consequences.

  Other than the recent settlement agreement with Baxter as disclosed on pages 55 and 139, Talecris currently is not aware of any material infringement upon its intellectual property nor has it received notice of infringement from a third party, and therefore respectfully submits that revisions in response to the Staff's comment are unnecessary.

Our future success depends on our ability to retain members..., page 31

26.
Please identify by name the employees to whom you are referring with this risk factor.

  Talecris has revised this risk factor on page 31 in response to the Staff's comment.

We are substantially leveraged, which could result in the need..., page 32

27.
Please state the amount of proceeds you expect to apply to the First and Second Lien Morgan Stanley loans separately, and disclose the purposes for which you used these loans.

  Talecris has revised this risk factor on pages 32-33 in response to the Staff's comment. Consistent with the response to Comment 2 above, Talecris will insert the actual amount of proceeds to be applied to the referenced loans in a pre-effective amendment.

A significant portion of our total outstanding shares are restricted..., page 37

28.
We note that some shares "are currently restricted as a result of securities laws or lockup agreements." Please state when the restrictions and lock-up agreements expire.

  Talecris has revised this risk factor on page 38 in response to the Staff's comment. Talecris will insert the actual data in a pre-effective amendment consistent with the response to Comment 2 above once all applicable lockup agreements are finalized.

Special Note Regarding Forward-Looking Statements, page 38

29.
Please delete the phrase in the first paragraph on page 39 that reads, "You are cautioned not to place undue reliance on these forward-looking statements." This phrase could be read as a disclaimer of information in your filing.

  We respectfully advise that the quoted language, which is commonly used by issuers, should not be deemed a disclaimer. The intent is to appropriately caution readers as to the potential risks associated with forward-looking statements. Talecris believes that revisions are unnecessary in response to the Staff's comment.

Use of Proceeds, page 39

30.
We note you intend to use some of the proceeds to repay debt. Please state the interest rate and maturity of the indebtedness. Also, since the indebtedness to be discharged was incurred within the past year, describe the use of the proceeds of the indebtedness. See Instruction 4 to Item 504 of Regulation S-K.

  Talecris has revised the Use of Proceeds section on pages 40-41 in response to the Staff's comment.

Dividend Policy, page 40

31.
Please include a new risk factor stating that you do not plan to pay dividends, so any gains on an investment will need to come through appreciation of the stock price.

  Talecris has added a new risk factor entitled "We do not anticipate paying dividends in the foreseeable future" on page 38 in response to the Staff's comment.

Selected Historical Consolidated and Combined Financial Data, page 45

32.
The identification of some columns of selected financial data as "audited" may give an investor the impression that you have engaged your auditor to report on selected financial data. We believe your disclosure in the introductory paragraphs of this section is sufficient to highlight to investors which selected financial data have been derived from audited or unaudited financial statements. Please revise your disclosure to remove any label identifying the columns as audited or unaudited.

  Talecris has revised the Selected Financial Data table on page 49 to delete references to "unaudited" and "audited" in response to the Staff's comment. Talecris also has made corresponding revision to the Summary Financial Data table on page 9.

33.
We believe that disclosure of non-GAAP measures, such as EBITDA and Adjusted EBITDA, that eliminate recurring items, are not permissible unless management reasonably believes the financial impact of these items will disappear or become immaterial within a near-term finite period. Since the items excluded from EBITDA and Adjusted EBITDA are significant components of your business, the financial impact of these items will not disappear or become immaterial in the future. While Item 10(e) of Regulation S-K does not expressly prohibit the removal of recurring items, Answer 8 of "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures" indicates that registrants must meet the burden of demonstrating the usefulness of any measure that excludes recurring items, especially if that measure is used to evaluate performance. The Answer to Question 8 of the Non-GAAP FAQ, further states it is permissible, and may be necessary, to identify, discuss, and analyze material items, whether they are recurring or non-recurring in MD&A and it may be necessary to discuss the nature of such items and their significance to an investor in evaluating the company's results of operations. We believe that material items such as depreciation, amortization, interest expense, and income taxes should be discussed in MD&A but should not be eliminated or adjusted in connection with a non-GAAP measure. Please delete EBITDA and Adjusted EBITDA as non-GAAP operating performance measures in your filing or tell us how your disclosure complies with Item 10 of Regulation S-K.

  The Non-GAAP FAQ indicates that EBITDA is an appropriate performance measure where it provides useful information to investors. In response to the Staff's comment, Talecris respectfully submits that—as a company with substantial indebtedness that recently became a stand-alone entity—it believes GAAP-based financial information in the prospectus should be supplemented by EBITDA and Adjusted EBITDA so that investors better understand Talecris' financial information in connection with their analysis of the business.

  Talecris accordingly has revised the existing disclosure in footnote (1) of the Summary Financial Data on page 10, footnote (1) of the Selected Financial Data on pages 49-50, and the Management's Discussion and Analysis on pages 99-100 more clearly convey and expand upon the reasons why management believes EBITDA and Adjusted EBITDA provide useful and relevant information to investors regarding Talecris, its financial condition and results of operations, including the purposes for which the board of directors and management use EBITDA and Adjusted EBITDA.

  Talecris acknowledges that there are limitations when using a non-GAAP measure such as EBITDA and Adjusted EBITDA that investors should be made aware of and Talecris believes that it has made investors aware of such limitations in the existing disclosure in footnote (1) of the Summary Financial Data on page 10, footnote (1) of the Selected Financial Data on pages 49-50, and the Management's Discussion and Analysis on pages 99-100.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates, page 54

34.
Your disclosure of critical accounting estimates should provide investors with an understanding of the uncertainties in applying critical accounting estimates and the likelihood that materially different amounts would be reported under different conditions or using different assumptions. It should include quantification of the related variability in operating results that you expect to be reasonably likely to occur over time. Given your growth prospects and the apparent complexity of your operations, we believe that investors would benefit from an expanded discussion of the historical and expected variability associated with critical accounting estimates, required in your revenue recognition, research and development, inventory (particularly "rejected product provisions") and accounts receivable accounting processes. Please discuss and quantify the uncertainties in applying these critical accounting policies, the related methods and key assumptions underlying such estimates and the effect that reasonably likely changes in the key assumptions underlying these estimates may have on your financial statements. Refer to the Commission's Interpretative MD&A Guidance Release No. 33-8350 dated December 29, 2003.

  Talecris has revised the Critical Accounting Policies and Estimates discussion starting on page 57 in response to the Staff's comment.

Revenue Recognition, page 54

35.
We believe your critical accounting policy discussion for product sales recognition and related dilution estimates could be improved as follows:

•
Disclose the factors that you consider in estimating each accrual, such as how you assess returns of new products, levels of inventory in your distribution channels, estimated shelf life, price changes from competitors and expected introductions of new products.

•
Discuss the degree of your reliance on information from external sources to assist you in such critical estimates (e.g. third-party market research data comparing wholesaler inventory levels to end-customer demand).

•
Quantify the total amount in sales dollars by product in each distribution channel as of the balance sheet date and disaggregated by period of original sale or shipment.

•
Quantify shipments made to wholesalers wherein such shipments result from incentives and/or exceed the wholesaler's ordinary course of business inventory level. Discuss your revenue recognition policy for such shipments.

•
Include a roll forward of the accrual for each estimate for each period presented showing the following:

•
Beginning balance,

    •
    Current provision related to sales made in current period,

    •
    Current provision related to sales made in prior periods,

    •
    Actual returns or credits in current period related to sales made in current period,

    •
    Actual returns or credits in current period related to sales made in prior periods, and

    •
    Ending balance.

  Talecris has revised the Critical Accounting Policies and Estimates discussion on pages 57-59 in response to the Staff's comment. With respect to the third bullet point, Talecris advises that it does not segregate product sales data by distribution channel. While Talecris has general knowledge of its distribution channels, it tracks sales data by product rather than distribution channels for purposes of revenue recognition. With respect to the fourth bullet point, Talecris advises that it does not believe the related inventory levels are material to the company or its revenue recognition. While Talecris has general knowledge of inventories within the distribution pipelines, it does not track all inventories within the pipeline as Talecris generally does not offer incentives. Chargebacks, discounts, rebates, and reimbursements each represent less than 3% of gross product revenue for each period reported as reflected in the table on page 58.

Share-Based Compensation, page 57

36.
You disclose that your Board of Directors estimated the fair value of our common stock on the grant date using a number of factors. Please expand your disclosure to address the following:

•
Discuss the methodology used to determine enterprise value at each grant date and how the enterprise value was allocated to preferred and common stock.

•
Whether or not the valuation used to determine the fair value of the equity instruments was contemporaneous or retrospective.

•
If the valuation specialist was a related party, please state that fact.

  In response to the Staff's comment, Talecris has revised pages 63-64 to describe the methodology used in valuing stock for share-based compensation and address which valuations were done contemporaneously with option grants. Talecris' Board of Directors utilized independent valuation specialists for contemporaneous valuations at October 2005, November 2006, and June 2007. With respect to the first bullet point of the Staff's comment, Talecris advises that it did not allocate enterprise value between preferred and common stock contemporaneously for each grant date. Based on the AICPA valuation methodology applied for Talecris' common stock valuation as disclosed, such enterprise value and allocation between common and preferred was not required.

37.
In addition, in order for us to fully understand the equity fair market valuations reflected in your financial statements, please provide an itemized chronological schedule covering all equity instruments issued from January 1, 2006 through the date of your response and provide the following information separately for each equity issuance:

a.
The date of the transaction;

b.
The number of shares issued or options granted;

c.
The exercise price or per share amount paid;

d.
Management's fair market value per share estimate;

  e.
  The identity of the recipient, indicating if the recipient was a related party;

  f.
  Nature and terms of concurrent transactions; and

  g.
  The amount of any compensation or interest expense element.

Also, progressively bridge management's fair market value determinations to the current estimated IPO price range. Please reconcile and explain the differences between the mid-point of your estimated offering price range and the fair values included in your analysis. Provide us with a chronology of events leading to the filing of your IPO including when discussions began with potential underwriters. If you do not have an estimated offering price in your next filing we are deferring evaluation of stock-based compensation until your estimated offering price is specified. Continue to provide us with updates to the above analysis for all equity related transactions through the effectiveness date of the registration statement.

Consistent with the response to Comment 2 above, Talecris will provide the requested information to the Staff once the midpoint of the price range is determined.

Matters Affecting Comparability, page 60

Capital Structure, page 64

38.
You disclose that your results of operations for the Predecessor periods do not reflect interest charges. Please provide an expanded discussion and quantification of Bayer Plasma's historical cash funding requirements and other relevant information, including an analysis of inter-company accounts and the corresponding activity for each period presented, from Bayer's centralized cash management system to facilitate an understanding of the interest costs that would have been incurred, if Bayer Plasma had operated as an unaffiliated entity during the Predecessor periods. Please to SAB Topic 1.B.1.

Talecris has revised the historical cash funding requirements discussion on page 72 in response to the Staff's comment.

Results of Operations, page 65

Cost of Goods Sold and Gross Profit

39.
An objective of MD&A is to provide information about the quality and potential variability of a company's earnings and cash flow to facilitate investors' determination of the likelihood that past performance is indicative of future performance. This disclosure should discuss and quantify the factors underlying the captions in the financial statements and the impact of known trends and uncertainties. You do not appear to adequately explain the significant variations in gross margin (i.e. 39.3% in 2006, 15.6% in 2005 and 21.9% in 2004). Please provide a more detailed discussion and quantification of the factors that caused these variations, including changes in product volume, pricing and mix.

Talecris has revised the discussion of gross margin on pages 84 and 89-90 in response to the Staff's comment.

Operating Expenses

40.
Please revise your disclosure to provide the following information for each of your research and development projects. Refer to the Division of Corporation Finance "Current Issues and Rulemaking Projects Quarterly Update" under section VIII—Industry Specific Issues—Accounting and Disclosure by Companies Engaged in Research and Development Activities, You can find it at the following website address: http://www.sec.gov/divisions/corpfin/cfcrq032001.htm.

  a.
  The costs incurred during each period presented and to date on the project;

  b.
  The nature, timing and estimated costs of the efforts necessary to complete the project;

  c.
  The anticipated completion date for the project;

  d.
  The risks and uncertainties associated with completing development on schedule, and the consequences to operations, financial position and liquidity if the project is not completed timely;

  e.
  The period in which material net cash inflows from the project are expected to commence.

Regarding "a," if you do not maintain any research and development costs by project, explain why management does not maintain and evaluate research and development costs by project. Provide other quantitative or qualitative disclosure that indicates the amount of the company's resources being used on the project.

Regarding "b" and "c," provide the amount or range of estimated costs and timing to complete the phase in process and each future phase. To the extent that information is not estimable, describe those facts and circumstances indicating the uncertainties that preclude you from making a reasonable estimate.

Talecris has revised pages 60-62 of the Management's Discussion and Analysis to disclose research and development information in response to the Staff's comment. Specifically, the disclosure reflects available information for the four major projects that Talecris believes fit within the scope of the Current Issues guidance. Talecris advises that research and development expenses overall only constitute appropriately 5% of total revenues and approximately 25% of operating expenses for the most recently completed period.

Cash Requirements and Availability, page 86

41.
Please expand this discussion to address the cash that will be available from the offering as well as from existing credit lines.

Talecris has revised the available cash discussion on pages 94-95 in response to the Staff's comment. Talecris will provide the remaining data in the revised disclosure in a pre-effective amendment consistent with Comment 2 above.

Contractual and Commercial Commitments, page 88

42.
You disclose that for purposes of the table, long-term debt contractual obligations include only the principal maturities as required by SFAS No. 47. Please include interest payments in the table or disclose, and explain to us, why interest payments are excluded since it appears that interest is payable under the contractual terms of the long-term debt.

Talecris has revised the table of contractual and commercial commitments on page 97 in response to the Staff's comment.

43.
Please disclose the amount of the termination fee for the management agreement with Cerberus-Plasma Holdings LLC that is discussed on page 89.

Talecris has disclosed the management agreement termination fee on page 98 in response to the Staff's comment.

Quantitative and Qualitative Disclosures about Market Risk, page 92

44.
Please provide quantitative disclosures about your foreign currency exchange rate and commodity price risks using one of the three disclosure alternatives required by Rule 305(a) of Regulation S-K or tell us why these disclosures are not necessary.

Talecris has revised the foreign currency and commodity risk disclosure on pages 101-102 in response to the Staff's comment.

Business

Contract Services, page 114

45.
Please identify any material contract services arrangements you have. File the agreements as exhibits, and discuss their material terms in the body of your filing.

Talecris acknowledges the Staff's comment and, consistent with Comment 9 above and Comment 60 below, will respond as part of a pre-effective amendment to the registration statement.

Contractual Arrangements, page 121

46.
Please file the agreements with Bayer and Bausch & Lomb.

In response to the Staff's comment, Talecris undertakes to file the exhibits relating to the contractual arrangements with Bayer in a pre-effective amendment and acknowledges the Staff with require adequate time to review such exhibits. However, Talecris respectfully submits that the co-development agreement with Bausch & Lomb was made in the ordinary course of business and does not necessitate filing as an exhibit in accordance with Item 601(b)(10) of Regulation S-K.

Intellectual Property, page 122

47.
Please identify your material patents, and state the product(s) they are used in, the country in which they are issued, and the expiration date.

Talecris has revised page 132 to provide additional disclosure with respect to its patents in response to the Staff's comment.

48.
Please file as an exhibit the agreement with Activaero Gmbh. Also state its expiration date, termination provisions, and any other material terms.

In response to the Staff's comment, Talecris does not consider the Activaero collaboration to be material given the length of time and uncertainty inherent in any clinical development program. Talecris therefore respectfully submits that no further disclosure regarding the Activaero agreement is necessary. Talecris likewise respectfully submits that filing this ordinary course of business agreement is not necessary under Item 601(b)(10) of Regulation S-K.

Management, page 130

49.
Please state the business experience during the past five years, including dates, for the following individuals: Lawrence D. Stern, Alberto R. Martinez, John M. Hanson, John R. Perkins, and Ruedi E. Waeger.

In response to the Staff's comment, Talecris has revised pages 140-144 to more clearly articulate the business experience of management from 2002-2007.

Compensation Discussion & Analysis, page 140

50.
We note from the last paragraph on page 141 that you use targets for EBITDA, Free Cash Flow, and a set of specific business performance and strategic targets. Please state what these targets were for 2006 and what they are for 2007.

In response to the Staff's comment Talecris has revised pages 151-152 to disclose the 2006 adjusted EBITDA and Free Cash Flow targets and to provide more information about the business performance and strategic targets related to compensation determinations.

Talecris respectfully advises that specific 2007 compensation targets constitute confidential and sensitive financial information that, if publicly disclosed, is likely to hinder Talecris' ability to effectively compete against its competitors, and put Talecris at a substantial competitive disadvantage in negotiations with third parties. The targets are based on internal financial and strategic projections that would provide key indications of Talecris' growth prospects for 2007 and beyond. Disclosure of such information would harm Talecris' ability to compete on even terms with key competitors who would be privy to information about Talecris that Talecris does not have with respect to those competitors, many of which as non-public companies in the United States are not subject to the same disclosure standard. Also, as reflected in the prospectus, Talecris has contractual arrangements with competitors, for whom access to Talecris' performance and strategic targets could jeopardize performance under or willingness to renew those contracts.

Therefore, Talecris respectfully submits that, because the disclosure of this confidential information is likely to result in substantial competitive harm to Talecris, the specific targets may be omitted from the prospectus pursuant to Instruction 4 to Item 402(b) of Regulation S-K. Talecris believes that public disclosure of more specific targets is not necessary for the protection of investors and that, although significant to Talecris, these targets are not material to the investor's general understanding of the Talecris' prospects. Pursuant to Instruction 4, Talecris has revised the disclosure on page 150 to discuss the difficulty of achieving the 2006 and 2007 targets.

51.
We note from page 142 that you "generally establish base salary at approximately the median compensation level for similar situated positions within [your] peer group." Please state how the 2006 salary of each named executive officer actually compares to the peer group's median salary for the comparable position at those companies.

Talecris has revised page 153 to provide the requested comparison data in response to the Staff's comment.

52.
The "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table on page 147 discloses awards of multiple millions of dollars for all of the named executive officers. Please provide an analysis that explains how you arrived at these amounts and why you paid each of them. It is unclear how the Compensation Committee believes that these amounts are appropriate or what items it considered in making specific compensation decisions. We note that footnote 6 to the table on page 148 states generally which programs the awards were made under, but it does not provide the level of detail anticipated by Item 402(b) of Regulation S-K.

In response to the Staff's comment, Talecris has revised the Compensation Discussion & Analysis on pages 154-155 to further explain the items the Compensation Committee considered in providing the bonuses cited in the Summary Compensation Table.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies, page F-25

53.
Please disclose your assertion that for Predecessor periods the activity-based methods used to allocate costs for services provided to you by centralized Bayer AG support functions are reasonable. Please refer to SAB Topic 1.B.1. Explain and quantify any differences between assumptions used to allocate these costs in Predecessor periods and the corresponding actual costs during Successor periods related to transition services agreements with Bayer AG.

Talecris has revised Note 2 on page F-29 in response to the Staff's comment.

Revenue Recognition, page F-31

54.
Please expand your disclosure to clarify at what point in time title and risk of loss are transferred to customers. For example, if transfer of title and risk of loss is based on shipping terms, please expand your accounting policy to state the shipping terms of customer sales.

Talecris has revised Note 2 on page F-35 in response to the Staff's comment.

Note 4. Acquisition, page F-42

55.
Please expand your disclosure to include a description of the factors that contributed to a purchase price that resulted in recognition of goodwill. Please refer to paragraph 51 of SFAS 141.

Talecris has revised Note 4 on page F-47 in response to the Staff's comment.

56.
It appears that your acquisition of IBR includes the settlement of the preexisting relationship. Please provide the disclosures required by paragraph 8 of EITF 04-1 or explain to us why these disclosures are not necessary.

Talecris has revised Note 4 on page F-46 in response to the Staff's comment.

Note 15. Redeemable Series A and B Senior Convertible Preferred Stock, page F-65

57.
Please describe more specifically your accounting for the issuance of convertible Series A preferred stock notes in connection with December 6, 2006 debt recapitalization, including how you applied the relevant provisions of SFAS 133 and EITF 00-19.

In response to the Staff's comment, Talecris advises that the issuance of Series A Senior Convertible Preferred Stock (Series A Preferred) on December 6, 2006 relates to the conversion of all of the then outstanding $90 million 14% Junior Secured Convertible Notes held by Talecris Holdings LLC, as owned by Cerberus and Ampersand. During its formation transaction on March 31, 2005, Talecris considered both SFAS 133 and EITF 00-19 in relation to the issuance of both the Series A and B senior convertible preferred stock as well as the 14% Junior Secured Convertible Notes. Talecris concluded that the embedded conversion features were not derivatives under FAS 133 and that the convertible debt was conventional convertible debt in accordance with EITF 00-19. As a result and consistent with FASB Current Text Section D10 "Accounting for the Conversion of Debt Pursuant to Original Conversion Terms" and paragraph .103B, Talecris did not recognize any gain or loss relative to the Series A Preferred issued upon the conversion of the 14% Junior Secured Convertible Notes.

Note 18. Earnings Per Share, page F-70

58.
Please expand your disclosure to clarify your treatment of unvested restricted shares in your basic EPS computation and revise your accounting policy to describe more specifically the treatment of contingently returnable shares in your basic EPS computation. Also, provide the disclosures required by paragraph 40(c) of SFAS 128.

In response to the Staff's comment, Talecris has revised Note 2 on page F-41 to add a discussion of earnings per share.

59.
You state that "diluted earnings per share includes the effects of dilutive common share equivalents... and assumes that convertible equity and debt instruments were converted into common stock upon issuance if dilutive." However, it appears that your diluted earnings per common share for 2006 have not been adjusted for potentially dilutive securities, such as the 900,000 shares of convertible preferred stock issued in connection with your debt recapitalization.

  Please explain the factors that you considered in deciding to omit potentially dilutive securities from your calculation of diluted earnings per common share.

In response to the Staff's comment, Talecris has revised Note 2 on page F-41 to add a discussion of earnings per share.

Item 16. Exhibits and Financial Statement Schedules, page II-3

60.
We note some of your exhibits are not yet filed. Please be aware that when they are filed, we will need time to review them, and we may have comments on them. All comments will need to be resolved prior to effectiveness.

In response to the Staff's comment, Talecris has filed additional exhibits as part of Amendment No. 1 to the Registration Statement. Talecris acknowledges that the Staff will require adequate time to review the remaining exhibits prior to any request for acceleration of effectiveness.

*        *        *

        We appreciate your time and attention to amended the Registration Statement as well as Talecris' responses to the Staff's comments. Should you have any additional questions or concerns, please do not hesitate to contact the undersigned at (212) 549-0393, Gustavo A. Pauta at (212) 549-0380, or David Mittelman at (415) 659-5943.

Very truly yours,
/s/ ARON S. IZOWER Aron S. Izower
cc:	Securities & Exchange Commission
Greg Belliston Frank Wyman Donald Abbott
Talecris Biotherapeutics Holdings Corp.
Lawrence D. Stern John F. Gaither, Jr.
Sullivan & Cromwell
John T. Bostelman Glen T. Schleyer
Reed Smith
Gerard S. DiFiore Gustavo A. Pauta David Mittelman